CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price[1]	Amount of Registration Fee

Euro Floating Rate Senior Bearer Notes Due 2017	$324,657,860	$34,738.39

(1) The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.2932 per 1.00 euro as of January 17, 2007.

PROSPECTUS Dated January 25, 2006 PROSPECTUS SUPPLEMENT Dated January 25, 2006	Pricing Supplement No. 183 to Registration Statement No. 333-131266 Dated January 17, 2007 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES G Euro Floating Rate Senior Bearer Notes Due 2017

     We, Morgan Stanley, may not redeem these Global Medium-Term Notes, Series G, Euro Floating Rate Senior Bearer Notes Due 2017 (the “notes”) prior to the maturity date thereof other than under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.
     The notes offered hereby will accrue interest from January 16, 2007 and constitute a further issuance of, and will be consolidated with, the Global Medium-Term Notes, Series G, Euro Floating Rate Senior Bearer Notes Due 2017 of Morgan Stanley issued on January 16, 2007, which we refer to as the “original notes,” and form a single tranche with those original notes. The issuance of these notes will increase the aggregate principal amount of the outstanding notes of this tranche to Euro 1,750,000,000. The notes will initially be issued in temporary global bearer form and will be designated by the temporary ISIN and temporary common code noted below. After an initial period required for tax certification, which we expect to be completed on or prior to March 4, 2007, we expect the notes offered hereby to be exchanged for notes in permanent global bearer form and to trade interchangeably with the original notes under the permanent ISIN and permanent common code noted below assigned to the original notes.
      Application will be made for the notes described herein to be admitted to the Official List of the Financial Services Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) and to trading on the gilt-edged and fixed-interest market of the London Stock Exchange plc. No assurance can be given that such applications will be granted.
     This document constitutes the pricing supplement relating to the issuance of notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus referred to above. This pricing supplement is supplemental to and must be read in conjunction with such Base Prospectus.
      We will issue the notes only in bearer form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement. You may not exchange notes in bearer form at any time for notes in registered form.
      We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes.” In addition, we describe the basic features of the notes in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” subject to and as modified by the provisions described below.

Principal Amount:	Euro 250,000,000	Interest Determination
Maturity Date:	January 16, 2017	Dates:	The second TARGET
Settlement Date			Settlement Day immediately
(Original Issue Date):	January 24, 2007		preceding each interest reset
Interest Accrual Date:	January 16, 2007		date
Issue Price:	100.0042%. plus accrued	Reporting Service:	Reuters as the successor
	interest from and including		service to Moneyline Telerate,
	January 16, 2007		with Reuters page
Specified Currency:	Euro		EURIBOR01 as the successor
Redemption Percentage			to Telerate Page 248
at Maturity:	100%	Initial Offering Date
Base Rate:	EURIBOR	for Tax Redemption:	January 9, 2007
Spread (Plus or Minus):	Plus 0.42%	Business Days:	London, TARGET Settlement
Index Maturity:	Three months		Day and New York
Initial Interest Rate:	The base rate plus 0.42%; to	Calculation Agent:	JPMorgan Chase Bank, N.A.
	be determined on the second		(London Branch)
	TARGET Settlement Day	Agent:	Morgan Stanley & Co.
	immediately preceding the		International Limited
	Interest Accrual Date.	Minimum Denominations:	Euro 50,000 and integral
Initial Interest Reset Date:	April 16, 2007		multiples of Euro 50,000 in
Interest Payment Dates:	Each January 16, April 16,		excess thereof
	July 16 and October 16,	Temporary Common
	commencing April 16, 2007	Code:	028400608
Interest Payment Period:	Quarterly	Permanent Common
Interest Reset Dates:	Each interest payment date	Code:	028258372
Interest Reset Period:	Quarterly	Temporary ISIN:	XS0284006086
		Permanent ISIN:	XS0282583722
		Other Provisions:	None

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

MORGAN STANLEY

COMMERZBANK CORPORATES & MARKETS	WESTLB AG

Supplemental Information Concerning Plan of Distribution

     We will issue these notes in temporary global bearer form with the temporary ISIN XS0284006086 and temporary common code 028400608. Once these notes have been exchanged for notes in permanent global bearer form, on or about March 4, 2007, they will be combined with our Global Medium-Term Notes, Series G, Euro Floating Rate Senior Bearer Notes Due 2017, issued on January 16, 2007, with the ISIN XS0282583722 and the common code 028258372, and offered pursuant to pricing supplement No. 177, dated January 9, 2007, to the prospectus dated January 25, 2006 and the prospectus supplement dated January 25, 2006. Following the exchange, both these notes and the original notes, in a combined aggregate principal amount of Euro 1,750,000,000, will bear the ISIN XS0282583722 and the common code 028258372.

     On January 19, 2007, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.5542%, plus accrued interest from and including January 16, 2007, which we refer to as the “purchase price”. The purchase price equals the stated issue price of 100.0042%, plus accrued interest from and including January 16, 2007, less a combined management and underwriting commission of 0.45% of the principal amount of the notes.

Name	Principal Amount of Notes

Morgan Stanley & Co. International Limited	Euro 245,000,000
Commerzbank Aktiengesellschaft	2,500,000
WestLB AG	2,500,000

Total	Euro 250,000,000

European Union Transparency Obligations Directive

     The proposed European Union Transparency Obligations Directive (the “Directive”) may be implemented in a manner which could be burdensome for companies such as us. In particular, we may be required to prepare financial statements in accordance with accounting standards other than U.S. GAAP. We are under no obligation to maintain the listing of the notes, and prospective purchasers of notes should be aware that, in circumstances where a listing of the notes by the UK Listing Authority would require preparation of financial statements in accordance with standards other than U.S. GAAP, or in any other circumstances where the Directive is implemented in a manner that, in our opinion, is burdensome, the notes may be de-listed. In such a case of de-listing, we may, but are not obliged to, seek an alternative listing for the notes on a stock exchange outside the European Union. However, if such an alternative listing is not available or is, in our opinion, burdensome, an alternative listing for the notes may not be considered. Although no assurance is made as to the liquidity of the notes as a result of listing by the UK Listing Authority, de-listing the notes may have a material effect on a noteholder’s ability to resell the notes in the secondary market.

PS-2